UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Affinia Group Holdings Inc.
File No. 333-167759 – CF #25625

Affinia Group Intermediate Holdings Inc.
File No. 333-128166-10 – CF #25625

Affinia Group Inc.
File No. 333-173593 – CF #25625

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     Affinia Group Holdings Inc., Affinia Group Intermediate Holdings Inc. and Affinia Group Inc. submitted an application under Rule 406 requesting confidential treatment for information they excluded from the Exhibits to a Form S-1 filed on June 25, 2010, as amended.

     Based on representations by Affinia Group Holdings Inc., Affinia Group Intermediate Holdings Inc. and Affinia Group Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.14	through October 31, 2013
Exhibit 10.15	through August 13, 2013
Exhibit 10.17	through August 13, 2013

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Legal Branch Chief